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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. *)


Huntco Inc.
(Name of Issuer)

Class A Common Stock

- ---------------------------------------------------------------------------

(Title of Class of Securities)

445661101
(CUSIP Number)

Sarah L. Carpenter
Emerging Growth Management Co.
One Bush Street, 13th Floor
San Francisco, CA 94104
(415)399-4500
- ---------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 25, 1995
Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                                           SEC 1746 (12-91)
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SCHEDULE 13D

CUSIP No. 445661101                                    Page 3 of 10 Pages

- ---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Emerging Growth Management Co.
- ---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)         /X/
                                                            (b)         / /
- ---------------------------------------------------------------------------
3    SEC USE ONLY
- ---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
- ---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                                 / /
- ---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
- ---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 -0-
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  -313350-
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  -0-
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              -313350-
- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     313350
- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                            / /
- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.9%
- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     CO and IA
- ---------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
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SCHEDULE 13D

CUSIP No. 445661101                                    Page 4 of 10 Pages

- ---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Thomas D. Henwood
- ---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)         /X/
                                                            (b)         / /
- ---------------------------------------------------------------------------
3    SEC USE ONLY
- ---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
- ---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                                 / /
- ---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S. Citizen
- ---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 -700-
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  -740-
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  -700-
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              -740-
- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1440
- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                            / /
- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.02%
- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
- ---------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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                               SCHEDULE 13D

CUSIP No.445661101                                       Page 5 of 10 Pages

ITEM 1.   SECURITY AND ISSUER.

This amended statement relates to shares of Common Stock (the "Stock") of Huntco Inc., A Missouri corporation ("HCO"). The principal executive office of HCO is located at 14323 S. Outer Forty, Suite 600N, Chesterfield, MO 63017.


ITEM 2.   IDENTITY AND BACKGROUND.

The persons filing this amended statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

     (a) Emerging Growth Management Co., a California corporation ("EGM"); Michael T. Jackson ("Jackson); Thomas D. Henwood ("Henwood"); Paul H. Baastad ("Baastad"); Jacquelien M. Keyser ("Keyser").

     (b) The business address of all such persons is One Bush Street, Suite 1300, San Francisco, CA 94104 .

     (c) EGM is an investment advisor to various managed accounts. Jackson is a director and executive officer of EGM. Henwood is a director and executive officer of EGM. Baastad is a director and executive officer if EGM. Keyser is a director and executive officer of EGM.

     (d) During the last five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  All such persons are citizens of the United States of America.
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                               SCHEDULE 13D

CUSIP No. 445661101                                      Page 6 of 10 Pages

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of funds used in purchasing the Stock were as follows:


Purchaser      Source of Funds                              Amount

EGM            Accounts Under Management                    $7,385,323
Henwood        Personal funds and Accounts Under Managment  $29,872


ITEM 4.   PURPOSE OF TRANSACTION.

The sole purpose of the acquisition of the Stock reported herein was and is for investment.
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                               SCHEDULE 13D

CUSIP No. 445661101                                      Page 7 of 10 Pages


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

The beneficial ownership of the Stock of the persons named in Item 2 of this amended statement is as follows at the date hereof:


          Aggregate
          Beneficially
          Owned               Voting Power   Dispositive Power
Name      Number    Percent   Sole Shared    Sole Shared

EGM       313350    5.9%      -0-  313350    -0-  313350
Henwood   1440      0.02%     700  740       700  740

The persons filing this statement effected the following transactions in the Stock on the dates indicated, and such transactions are all the transactions by the persons filing this statement in the Stock:
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                               SCHEDULE 13D

CUSIP No. 445661101                                      Page 8 of 10 Pages


     Purchase                 Number         Price     Broker
Name  or Sale  Date           of Shares      Per Share Used

EGM       P    01/09/95       20,000         $22.25    DLJ
EGM       P    01/10/95       30,000         $23.84    DLJ
EGM       P    01/16/95       40,000         $24.12    DLJ
EGM       P    01/17/95       57,800         $24.73    DLJ
EGM       P    01/24/95       53,700         $24.03    DLJ
EGM       P    01/25/95       77,050         $24.00    DLJ
EGM       P    01/30/95       3,500          $23.87    DLJ
EGM       P    02/01/95       8,000          $23.50    DLJ
Henwood   P    02/01/95       720            $23.56    DLJ
EGM       P    02/08/95       200            $23.50    DLJ
EGM       P    02/17/95       2,700          $25.50    DLJ
EGM       P    03/03/95       8,000          $21.94    DLJ
EGM       P    03/08/95       2,000          $21.70    DLJ
EGM       P    03/10/95       3,000          $21.57    DLJ
EGM       S    03/16/95       15,800         $21.30    Hen
EGM       S    03/16/95       700            $21.30    Bear
EGM       S    03/17/95       6,400          $20.35    Shear
EGM       S    03/20/95       1,000          $20.19    Shear
EGM       P    04/04/95       4,600          $20.17    DeFrey
EGM       P    04/27/95       13,000         $17.81    HQ
Henwood   P    04/27/95       720            $17.93    Shear
EGM       P    05/01/95       13,700         $17.53    HQ

     [Key to brokers used:]

          DLJ  - Donaldsen, Lufkin & Jenrette
          Hen  - Henrich  - Beacon Global Investments
          Bear - Bear Stearns
          Shear- Lehman Brothers
          HQ   - Hambrecht & Quist


ITEM. 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

EGM is authorized, among other things, to invest funds of its various investment advisory clients, and to vote and dispose of those securities. Such invesment management agreements may be treminated by either party pursuant to the terms of such agreements, and provide for fees payable to EGM based on assets under management, if certian conditions are met.
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                               SCHEDULE 13D

CUSIP No. 445661101                                      Page 9 of 10 Pages


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

A.   Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this amended statement is true, complete and correct.

DATED:    May   , 1995


Emerging Growth Management Co.




____________________________            ________________________
By:Michael T. Jackson, Chairman         Thomas D. Henwood


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                               SCHEDULE 13D

CUSIP No. 445661101                                     Page 10 of 10 Pages


                                                                  EXHIBIT A

AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of Class A Common Stock of HCO, a Missouri corporation. For that purpose, the undersigned hereby constitute and appoint Emerging Growth Management Co., a California corporation, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

DATED:  May    , 1995


Emerging Growth Mangement Co.


____________________________                 ____________________________
by:Michael T. Jackson, Chairman              Thomas D. Henwood

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